Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207952
STEADFAST APARTMENT REIT III, INC.
SUPPLEMENT NO. 11 DATED DECEMBER 12, 2017
TO THE PROSPECTUS DATED APRIL 13, 2017

This document supplements, and should be read in conjunction with, our prospectus dated April 13, 2017, as supplemented by Supplement No. 9 dated October 10, 2017, and Supplement No. 10 dated November 9, 2017, relating to our offering of up to $1,300,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 11 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 11 is to disclose:

•	the status of our public offering;
•	our recent acquisition of Sugar Mill Apartments, a residential property located in Lawrenceville, Georgia; and
•	update to our risk factors.
Status of Our Public Offering

We commenced our initial public offering of up to $1,300,000,000 in shares of our common stock on February 5, 2016. We are offering $1,000,000,000 in shares of our common stock to the public in our primary offering, consisting of Class A common shares, Class R common shares and Class T common shares, and $300,000,000 in such shares of our common stock pursuant to our distribution reinvestment plan. As of December 8, 2017, we had received and accepted investors’ subscriptions for and issued 2,818,907 shares of our Class A common stock, 294,407 shares of our Class R common stock and 3,250,858 shares of our Class T common stock in our public offering, resulting in gross offering proceeds of approximately $153,264,838, including $3,012,199 in shares issued pursuant to our distribution reinvestment plan.

As of December 8, 2017, approximately 35,454,533 shares of our common stock remained available for sale to the public in our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of February 5, 2019, unless extended as permitted under applicable law or earlier terminated by our board of directors, or the date on which the maximum offering amount has been sold.
Our Acquisition of the Sugar Mill Apartments

On December 7, 2017, we acquired a fee simple interest in a 244-unit multifamily residential community located in Lawrenceville, Georgia, known as the Sugar Mill Apartments, or the Sugar Mill property, through STAR III Sugar Mill, LLC, or STAR III Sugar Mill, a wholly-owned subsidiary of our operating partnership.
Financing and Fees
STAR III Sugar Mill acquired the Sugar Mill property from an unaffiliated third-party seller for a contract purchase price of $35,275,000, exclusive of closing costs. STAR III Sugar Mill financed the purchase price for the Sugar Mill property with a combination of (1) proceeds from our ongoing public offering and (2) a loan in the aggregate principal amount of $24,797,000 from Walker & Dunlop, LLC, which we refer to as the “lender,” through the Freddie Mac Capital Markets Execution Program, as evidenced by a Multifamily Note and Multifamily Loan and Security Agreement, which we refer to as the “Sugar Mill loan.” For additional information on the terms of the Sugar Mill loan, see “—Sugar Mill Loan” below.

Our advisor earned an acquisition fee of approximately $769,000 in connection with the acquisition of the Sugar Mill property.
Description of the Property
Completed in 1997, the Sugar Mill property includes 15 two-, three- and four-story buildings with one-, two- and three-bedroom apartment homes that average 1,094 square feet. In-place rents average $1,073 per month and the community was 97.54 percent occupied as of December 7, 2017. Residents at the Sugar Mill property enjoy gated access, a clubhouse and business center, fitness center, swimming pool and spa, gas BBQ grills, tennis courts, a playground, detached garages, boat and RV storage, a car wash and dog park. Each apartment home in the community features nine-foot ceilings, fully equipped kitchens, private patios or balconies, ceiling fans, fireplaces, entry alert systems and in-unit washer/dryers. We believe the Sugar Mill property is adequately insured.

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Sugar Mill Loan
In connection with the acquisition of the Sugar Mill property, STAR III Sugar Mill borrowed $24,797,000 from the lender pursuant to the Sugar Mill loan. The Sugar Mill loan has an 84-month term with a maturity date of January 1, 2025. STAR III Sugar Mill paid a loan origination fee of $150,000 to the lender in connection with the Sugar Mill loan.
Interest on the outstanding principal balance of the Sugar Mill loan accrues at a rate of 3.92% per annum. Beginning February 1, 2018, STAR III Sugar Mill will pay a monthly interest payment of $2,700 multiplied by the number of days in the month prior to the due date. Beginning February 1, 2021, and continuing until the maturity date, a monthly payment of interest and principal of approximately $117,244 is due and payable on the first day of each month. The entire outstanding principal balance and any accrued and unpaid interest on the Sugar Mill loan is due and payable in full on the maturity date.
STAR III Sugar Mill may voluntarily prepay all of the unpaid principal balance of the Sugar Mill loan and all accrued interest thereon and other sums due to the lender under the Sugar Mill loan documents following the first year of the Sugar Mill loan, provided that STAR III Sugar Mill provides the lender with prior notice of such prepayment and pays a prepayment fee, all in accordance with the terms of the Sugar Mill loan.
The performance of the obligations of STAR III Sugar Mill under the Sugar Mill loan is secured by a Multifamily Deed to Secure Debt, Assignment of Rents and Security Agreement with respect to the Sugar Mill property. Additionally, pursuant to an Assignment of Management Agreement and Subordination of Management Fees, STAR III Sugar Mill will assign all of its rights under the Property Management Agreement (described below) to the lender upon an event of default under any of the Sugar Mill loan documents.
We have absolutely, unconditionally and irrevocably guaranteed to the lender full and prompt payment and performance when due of all amounts for which STAR III Sugar Mill is personally liable under the Sugar Mill loan documents, as described above, in addition to all costs and expenses incurred by the lender to enforce these rights.
Management of Property
On the closing date of the acquisition of the Sugar Mill property, STAR III Sugar Mill and Steadfast Management Company, Inc., or the property manager, an affiliate of our advisor, entered into a Property Management Agreement pursuant to which the property manager serves as the exclusive manager and leasing agent of the Sugar Mill property. STAR III Sugar Mill pays the property manager a monthly management fee in an amount equal to 3% of the Sugar Mill property’s gross collections for such month. In addition, the property manager may earn an incentive management fee equal to 1% of gross collections based on performance metrics as described in the Property Management Agreement. The Property Management Agreement has an initial term of one year and will continue thereafter on a month-to-month basis unless either party gives 60-days’ prior written notice of its desire to terminate the Property Management Agreement. STAR III Sugar Mill may terminate the Property Management Agreement at any time upon 30-days’ prior written notice to the property manager in the event of the gross negligence, willful misconduct or bad acts of the property manager or any of the property manager’s employees. Either party may terminate the Property Management Agreement due to a material breach of the other party’s obligations under the Property Management Agreement that remains uncured for 30 days after notification of such breach. In the event of a termination of the Property Management Agreement by STAR III Sugar Mill without cause, STAR III Sugar Mill will pay a termination fee to the property manager equal to three months of the monthly management fee based on the average gross collections for the three months preceding the date of termination.
STAR III Sugar Mill also entered into a Construction Management Services Agreement with Pacific Coast Land & Construction, Inc., or PCL, an affiliate of our advisor. Pursuant to the Construction Management Services Agreement, PCL will provide construction management services with respect to capital improvements and renovations from time to time at the Sugar Mill property for a construction management fee in an amount equal to 6% of the total cost of the improvements and revitalization. In addition to the construction management fee, if PCL provides additional staffing for an improvement or revitalization, STAR III Sugar Mill will reimburse PCL for all costs associated with such staffing. The Construction Management Services Agreement may be terminated by either party with 30-days’ prior written notice to the other party.

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Update to Our Risk Factors

The following information supersedes and replaces the “Risk Factors-Retirement Plan Risks-A recent final regulation issued by the U.S. Department of Labor regarding the definitional scope of “investment advice” under ERISA and the Internal Revenue Code, could have a negative impact on our ability to raise capital” on page 60 of our prospectus.

A recent final regulation issued by the U.S. Department of Labor regarding the definitional scope of “investment advice” under ERISA and the Internal Revenue Code, could have a negative impact on our ability to raise capital.

On April 8, 2016, the U.S. Department of Labor issued a final regulation that substantially expands the range of activities that would be considered to be fiduciary investment advice under ERISA and the Internal Revenue Code, which may make it more difficult to qualify for a prohibited transaction exemption. This new regulation could have negative implications on our ability to raise capital from potential investors, including those investing through IRAs or other arrangements. Prior to the issuance of the new regulation, ERISA and the Internal Revenue Code broadly defined fiduciaries to include persons who give investment advice for a fee, regardless of whether that fee is paid directly by the customer or by a third party. However, prior law required that advice must be given on a “regular basis” before a fiduciary standard would apply, and that a mutual agreement or understanding between the customer and the adviser that the advice would serve as a primary basis for the investment decision would also be required. Under the new regulation, a person is a fiduciary if the person receives compensation for providing advice (a “recommendation” or “communication that would reasonably be viewed as a suggestion that the recipient engage in or refrain from taking a particular course of action”) with the understanding it is based on the particular needs of the person being advised or that it is directed to a specific plan sponsor, plan participant, or IRA owner. Such decisions can include, but are not limited to, what assets to purchase or sell and (unlike under prior law) whether to rollover from an employment-based plan to an IRA. The fiduciary can be a broker, registered investment adviser or other type of adviser, some of which are subject to federal securities laws and some of which are not. The final regulation and the related exemptions were expected to become applicable for investment transactions on and after April 10, 2017. However, on February 3, 2017, the President asked for additional review of this regulation, the results of such review are unknown. In response, on March 2, 2017, the U.S. Department of Labor published a notice seeking public comments on, among other things, a proposal to adopt a 60-day delay of the April 10 applicability date of the final regulation. On April 7, 2017, the U.S. Department of Labor published a final rule extending for 60 days the applicability date of the final regulation, to June 9, 2017. However, certain requirements and exemptions under the regulation are implemented through a phased-in approach, and on November 27, 2017, the U.S. Department of Labor further delayed the implementation of certain requirements and exemptions. Therefore, certain requirements and exemptions will not take effect until July 1, 2019.

The final regulation and the accompanying exemptions are complex, implementation may be further delayed, and plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation will undoubtedly make it more difficult to market investment products without carefully considering the exposures created by the new regulation.

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